August 11, 2006

Mail Stop 6010

Brad Jacoby
Chief Executive Officer and Chairman of the Board
Integrated Performance Systems, Inc.
901 Hensley Lane
Wylie, TX 75098

> **Re: Integrated Performance Systems, Inc.**
> **Schedule 14A**
> **Filed July 27, 2006**
> **File No. 000-30794**

Dear Mr. Jacoby:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1.   Tell us why you have not registered this transaction under the Securities Act as it appears the transaction may be subject to Rule 145. In responding, please tell us the legal authority upon which you rely.

2.   The proposal (approval of the restructuring) combines several separate matters in a single proposal. For example, we note your disclosure that by approving the proposal, shareholders will be approving the following:

- The reverse stock split,
- The reincorporation in Delaware,
- The Delaware certificate, including a decrease in the number of authorized shares of common stock,
- The continuation of the incumbent board until the next annual meeting, and
- The issuance of 40 shares of common stock for each share of preferred stock.

Please note that Rule 14a-4 requires that the form of proxy identify clearly each separate matter intended to be acted upon. Please revise the form of proxy to provide security holders with an opportunity to independently vote upon each of the matters described in the proposal. Also, revise the proxy statement to address each matter separately. Adoption of the proposals may be conditioned upon the required vote being received for each of the proposals if you provide adequate disclosure of the condition.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc(via facsimile): Patrick Stark, Esq.